FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 25 March, 2020

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris Postpones Annual General Meeting of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 March, 2020

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Postpones Annual General Meeting of Shareholders

Luxembourg, 25th March 2020 – Tenaris S.A. (NYSE and Mexico: TS and MTA Italy: TEN) announced today that, in light of the current uncertainty around the extent and timing of the future spread of COVID-19, the imposition or relaxation of protective measures adopted in response to the pandemic, and their effect on the energy industry generally and the Company’s business in particular, its board of directors has resolved to postpone the Company’s annual general meeting of shareholders originally planned to be held in Luxembourg on 30th April 2020.

The annual general meeting of shareholders will be convened for 2nd June 2020. The board of directors expects to announce on 29th April 2020 the proposals to be submitted to the consideration of the meeting, including its proposal on dividends. Given that the new market conditions are expected to have an adverse impact on the Company’s business outlook, any such dividend proposal may differ from the intended proposal announced on 19th February 2020.

Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.